UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 1-15032

Enodis plc
(Company’s name in English)

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the Company, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the Company in connection with Rule 12g3-2(b): 82-________.

Explanatory Note:

On June 2, 2005, Enodis plc released an announcement as follows:

FOR IMMEDIATE RELEASE
PRESS STATEMENT

ENODIS PLC RECEIVES CONSENTS IN RESPECT OF 76.8% OF
ITS 10 3/8% SENIOR NOTES DUE 2012

LONDON, ENGLAND, 2 June 2005 - Enodis plc, a public limited company organised under the laws of England and Wales (the "Company"), has offered to purchase for cash all of its outstanding 10 3/8% Senior Notes due 2012 (the "Notes") and solicited consents to the proposed amendments to the indenture governing the Notes (the "Indenture") pursuant to the tender offer for all outstanding Notes and consent solicitation previously announced on 17 May 2005 (the "Offer"), the terms of which are set out more fully in the Offer to Purchase and Consent Solicitation Statement dated 17 May 2005 (the "Statement"). As of 4.00 p.m., London time, 1 June 2005, holders representing 76.8% in aggregate principal amount of the Notes have validly tendered their Notes and delivered consents to the proposed amendments to the Indenture.

As the requisite consents have been given, the Company and the Trustee (as defined in the Indenture) have executed a supplemental indenture (the "Supplemental Indenture") to the Indenture and, if all the Notes validly tendered and not withdrawn are accepted for payment, the proposed amendments to the Indenture (the "Proposed Amendments") will become operative. The Proposed Amendments eliminate substantially all of the restrictive covenants, including those requiring the filing of SEC reports, limiting indebtedness, restricted payments, restrictions on distributions from restricted subsidiaries, sales of assets and subsidiary stock, affiliate transactions, the sale or issuance of capital stock of restricted subsidiaries, liens, sale/leaseback transactions, guarantees of the Company's indebtedness and business activities, and requiring an offer to repurchase the Notes on a change of control, as well as amend when the Company may merge or transfer assets, certain events of default and conditions to defeasance (all as set out more fully in the Statement). Notes that are not purchased pursuant to the Offer will remain outstanding and will be subject to the terms of the Indenture as amended by the Supplemental Indenture.

The Offer is made solely by the Statement.

The Offer commenced on 17 May 2005 and will expire at 4:00 p.m., London time, on 15 June 2005 unless extended or earlier terminated (such date, as the same may be extended, the "Expiration Date"). Holders that did not tender their Notes prior to 4:00 p.m., London time, on 1 June 2005 will not be eligible to receive the Total Consideration (as defined in the Statement), which includes the Consent Payment (as defined in the Statement). Such Holders may, however, still receive the Tender Offer Consideration (as defined in the Statement). Holders that have not tendered their Notes and who desire to receive the Tender Offer Consideration must validly tender their Notes in accordance with the requirements of the Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or prior to the Expiration Date. Holders must tender their Notes on or prior to the Expiration Date in order to receive the Tender Offer Consideration. Tendered Notes may no longer be withdrawn (except as otherwise expressly provided in the Statement). The Company's obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the Offer still remains conditional upon there having been validly tendered (and not withdrawn) prior to the Expiration Date at least a majority in aggregate principal amount of the Notes then outstanding and the Company having received, on terms and conditions satisfactory to it, funds sufficient to satisfy its obligations under the Offer on the Payment Date (as defined in the Statement) from either the sources specified in the Statement or from such other sources as the Company may elect, in its sole discretion.

NONE OF THE COMPANY, THE DEALER MANAGER OR THE TENDER AGENTS (EACH AS DEFINED BELOW) MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES IN RESPONSE TO THE OFFER OR DELIVER CONSENTS TO THE PROPOSED AMENDMENTS. OTHER THAN AS CONTAINED IN THE STATEMENT, NO PERSON HAS BEEN AUTHORISED TO MAKE ANY RECOMMENDATION AS TO WHETHER HOLDERS SHOULD TENDER NOTES OR DELIVER CONSENTS PURSUANT TO THE OFFER.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES. THE OFFER IS BEING MADE PURSUANT TO THE STATEMENT WHICH MORE FULLY SETS FORTH THE TERMS OF THE OFFER AND CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE IN RESPECT TO THE OFFER.

Important information for United Kingdom recipients of this announcement.

Please note that this announcement is not an invitation to tender to Holders. Rather, Holders should receive and consider the Statement. Holders should seek advice from an independent financial advisor as to whether they should tender the Notes and grant related Consents.

The Offer is made upon, and is subject to, the detailed terms and conditions set forth in the Statement which can be obtained from either tender agent, The Bank of New York or The Bank of New York (Luxembourg) S.A. (the "Tender Agents"), by contacting the Tender Agents on tel: +44 (0)20 7570 1784 at The Bank of New York, Corporate Trust Department, One Canada Square, London E14 5AL, England. Additional information regarding the terms of the Offer may be obtained from the dealer manager (the "Dealer Manager"), Credit Suisse First Boston (Europe) Limited, by contacting the Dealer Manager on tel. +44 (0)20 7888 4225 or +1 212 325 7596 at Credit Suisse First Boston, One Cabot Square, Canary Wharf, London E14 4QJ, England.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

June 2, 2005	By:	/s/ David S. McCulloch
Name: David S. McCulloch Title: Chief Executive Officer